Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38336

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PCS 401(k) Retirement Plan

5296 Harvest Lake Drive

Loveland, CO 80538

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nutrien Ltd.

Suite 1700, 211 19th Street East

Saskatoon, Saskatchewan, Canada

S7K 5R6

PCS 401(k) Retirement Plan

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2024 and 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

PCS 401(k) RETIREMENT PLAN

December 31, 2024 and 2023

Page
Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	5
As of December 31, 2024 and 2023

Statement of Changes in Net Assets Available for Benefits	6
Year ended December 31, 2024

Notes to the Financial Statements	7

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13
As of December 31, 2024

Report of Independent Registered Public Accounting Firm

Nutrien North American Pension Committee,

Plan Administrator and Management of the

PCS 401(k) Retirement Plan

Loveland, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of PCS 401(k) Retirement Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of PCS 401(k) Retirement Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of PCS 401(k) Retirement Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Eide Bailly LLP

We have served as PCS 401(k) Retirement Plan’s auditor since 2019.

Denver, Colorado

June 23, 2025

PCS 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

As of December 31

(US dollars)

	Note	2024	2023
Assets
Investments – Plan interest in Nutrien 401(k) Retirement Plan Master Trust, at fair value	5, 6	181,792,474	274,475,620

Receivables:
Employer contributions	5	247,162	500,491
Employee contributions	5	—	378,448
Notes receivable from participants	5	2,602,073	4,228,068

Total receivables		2,849,235	5,107,007

Net assets available for plan benefits		184,641,709	279,582,627

(See Notes to the Financial Statements)

PCS 401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31

(US dollars)

	Note	2024
Additions
Investment income from Plan interest in Nutrien 401(k) Retirement Plan Master Trust	5
Net realized and unrealized appreciation in fair value of investments		25,071,276
Interest and dividends		1,571,833

		26,643,109

Contributions
Employer		6,252,901
Participant		11,580,465
Rollover		147,397

		17,980,763

Total investment gain, net of additions		44,623,872

Deductions
Distributions paid to participants		33,735,297
Administrative expenses, net	2	239,726

Total deductions		33,975,023

Increase in net assets before plan transfers		10,648,849
Affiliated plan transfers and other, net	1	(105,589,767)

Decrease in net assets		(94,940,918)
Net assets available for plan benefits beginning of year		279,582,627

Net assets available for plan benefits end of year		184,641,709

(See Notes to the Financial Statements)

PCS 401(k) RETIREMENT PLAN

Notes to the Financial Statements

December 31, 2024 and 2023

(US dollars)

1.	PLAN DESCRIPTION

The following description of the PCS 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan sponsor, PCS Administration (USA), Inc. (the “Company”) is a wholly owned subsidiary of Nutrien Ltd. (“Nutrien”). The Plan is a defined contribution plan established for the benefit of all eligible employees of the Company; PCS Phosphate Company, Inc.; PCS Sales (USA), Inc.; certain employees of White Springs Agricultural Chemicals, Inc.; and certain employees of PCS Nitrogen, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (“Fidelity” or “Trustee”). The Plan is administered by a committee of three or more persons (the “Plan Committee”) appointed by Nutrien’s Board of Directors. The Plan Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

All of the Plan’s investment assets are held in a trust account at the Trustee and consist of an interest in an investment account of the Nutrien 401(k) Retirement Plan Master Trust (the “Master Trust”), a master trust established by an affiliate of the Company on behalf of the Company and administered by the Trustee.

Plan transfers

During 2024, the account balances for certain participants in the Plan were transferred to the Nutrien 401(k) Retirement Plan. This amount is included in the Statement of Changes in Net Assets Available for Benefits on the affiliated plan transfers and other line.

Participant eligibility and plan entry

Certain employees of the Company, who are either (a) highly compensated and not accruing in the PCS U.S. Employees’ Pension or (b) are accruing in the PCS U.S. Employees’ Pension are eligible to participate in the Plan if they are regular full-time employees hired or rehired on or before January 1, 2020, who are not leased employees and are not represented by a collective bargaining unit of the Company’s participating subsidiaries or affiliated companies or represented by a collective bargaining unit that does not provide for employees’ participation in the Plan. Regular full-time employees are enrolled into the Plan as soon as practical after they begin working with the Company. Employees who are not regular full-time employees and are not otherwise ineligible are enrolled into the Plan at which time they complete a year of eligibility service.

Contributions

Participants may contribute up to 75 percent of eligible compensation each year, as defined in the Plan, subject to certain Internal Revenue Code of 1986, as amended (“IRC”), limitations. These contributions may be pre-tax contributions and/or ROTH after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions. The Plan has an automatic enrollment provision, under which new participants make a 3 percent pre-tax contribution, unless they formally waive participation or elect a different participation level. The Plan was amended so that after December 31, 2019, no new employee shall become a participant of this Plan. The Plan also has an automatic increase program, which is available for participants to voluntarily elect to have an increase in the deferral rate each year in the Plan on or after April 2, 2012.

For participant’s continuing benefit accrual in the PCS U.S. Employees’ Pension Plan, the Company matches 50 percent of the first 6 percent of eligible compensation that participants contribute for a maximum match of 3 percent. For Non-Highly Compensation participant’s as of January 1, 2019, with frozen benefit accruals in the PCS U.S. Employees’ Pension Plan, the Company matches 150 percent of the first 6 percent of eligible compensation that participants contribute for a maximum match of 9 percent and the Company provides a non-elective employer contribution of 1 percent of eligible compensation. Catch-up contributions are eligible for the Company match. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match.

After the end of each plan year, the Company may make an additional “true-up” matching contribution to the participant account if the aggregate matching contribution allocation for the plan year is less than the amount the participant would otherwise have received as matching contributions had the participant contributed at least 6 percent of eligible compensation for each pay period throughout the plan year. The amount of the true-up contribution will be the difference between the amount of matching contributions allocated to the participant account during the plan year and the amount that would have been allocated for the plan year had the participant contributed at least 6 percent of eligible compensation throughout the year.

Vesting

Participants are immediately vested in their employee and employer contributions in their account balances.

Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship, or termination of employment. In-service withdrawals are also permitted after a participant attains age 59 1⁄2. Company contributions, if any, are subject to certain forfeiture provisions.

Upon termination of employment, a participant whose vested account balance is greater than $7,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 72 (age 70 1⁄2 if the participant was born before July 1, 1949) or request a direct rollover. A participant with a vested account balance between $1,000 and $7,000 (including the value of the Participant’s Rollover Account) which has not elected to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly in accordance with Article 11, will automatically have the distribution directly rollover to the individual retirement account designated by the Committee. If the participant’s vested account balance is $1,000 or less (including the value of the Participant’s Rollover Account), the Committee may direct that the amount be automatically distributed.

For all participant-driven distributions, any portion of a participant’s account that is invested in Nutrien common stock may be distributed in cash or in common shares of Nutrien, at the election of the participant.

Participants may make withdrawals, not to exceed their pre-tax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document.

The designated beneficiary is entitled to a death benefit distribution equal to the participant’s vested account balance.

Notes receivable from participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Loans bear interest based on the prevailing terms when the loan was made. Interest rate is established at the inception of the loan and is set at one percentage point higher than the prime lending rate as posted in Reuters as of the first business day of the calendar month in which the loan is made. The interest rate is fixed and does not change for the duration of the loan. Principal and interest are paid ratably through payroll deductions. A participant may generally have no more than one outstanding loan at any one time. As of December 31, 2024, participant loans have maturities through 2042 at interest rates ranging from 3.0 percent to 9.5 percent.

Participant accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s discretionary performance contribution when applicable, and allocations of Plan earnings. These accounts are also charged with withdrawals and an allocation of Plan gains (losses) and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided to the participant’s vested account.

Investment options

Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Nutrien common stock, a selection of mutual and common collective trust funds, short term funds and one pooled investment stable value fund. Dividends distributed by a participant’s investment in Nutrien common stock are reinvested in Nutrien common stock. The Nutrien stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of Nutrien common stock and is not available as a participant-directed investment option.

Participants who are enrolled in the Plan under the automatic enrollment provision and who have not otherwise made an investment election, will have their contributions and the Company contributions invested in the Plan’s “default fund,” which has been designated as State Street Target Retirement date funds based on the retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Distributions

Distributions are recorded when paid. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2024 and 2023.

Contributions

Contributions from the Plan participants and the matching contributions from the employer are recorded in the year in which the employee contributions are withheld from compensation.

Valuation of investments and income (loss) recognition

As of December 31, 2024 and 2023, the Plan’s investments, including the investment in the Master Trust, are reported at fair value. The fair value of the Master Trust has been determined based on the fair value of the underlying investments of the Master Trust. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three-level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

•

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following describes the valuation methods and assumptions used by the Plan to estimate the fair values of the investments held by the Plan. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Common Stock:

Nutrien common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Common Collective Trust:

As a practical expedient, the fair value of the trust is based on the net asset value (“NAV”) of units held by the Plan on the last business day of the year, as determined by the issuer of the trust based on the fair value of the underlying investments. This trust shares the common goal of growth and preservation of principal. It indirectly invests in a mix of US and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments. Redemption is permitted daily with no restrictions or notice periods and there are no unfunded commitments.

Stable Value Fund — The Goldman Sachs Collective Trust (the “Collective Trust”) is based on fair value. As a practical expedient, the fair value of participation units in the stable value fund is based upon the NAV. Redemption is permitted daily with no restrictions or notice periods and there are no unfunded commitments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the common collective trusts, mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative revenue (expense)

Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document. Investment management fees for certain investments are included as a reduction of investment return and not reflected separately in the statement of changes in net assets available for benefits. Administrative revenues arise when investment managers return a portion of the investment fees to the Trustee to offset the administrative expenses. Any excess resulting from this revenue sharing remains in an unallocated account from which future Plan expenses can be paid.

3.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 15, 2018, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Subsequent to this issuance of the determination letter, the Plan was amended. However, the Company, Plan management and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and, therefore, believe the Plan is qualified and the related trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress.

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan. Participants would become 100 percent vested in the employer contribution portion of their accounts.

5.	PLAN INTEREST IN MASTER TRUST

All of the Plan’s investments are held in the Master Trust, which was established for the investment of assets of the Plan and two other retirement plans sponsored by the Plan Sponsor and its affiliates. Each participating retirement plan has an interest in the Master Trust. Use of the Master Trust permits the commingling of Plan assets with the assets of the participating plans for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

The net assets and investments of the Master Trust and the Plan’s share at December 31, 2024 and 2023, are summarized as follows:

	2024		2023
	Master Trust	Plan’s Share	Master Trust	Plan’s Share
Investments, at fair value	2,171,505,908	181,792,474	1,960,480,557	274,475,620
Receivables:
Employer contributions	4,067,461	247,162	6,954,360	500,491
Employee contributions	—	—	2,949,632	378,448
Other receivables	—	—	5,672	—
Notes receivable from participants	29,261,429	2,602,073	25,720,596	4,228,068

Total	2,204,834,798	184,641,709	1,996,110,817	279,582,627

The net investment income of the Master Trust for the years ended December 31, 2024 and 2023, are summarized as follows:

	2024	2023
Net realized and unrealized appreciation in fair value of investments	210,964,618	236,912,071
Interest and dividends	7,480,197	6,891,378

Net investment income of Master Trust	218,444,815	243,803,449

Plan’s interest in Master Trust investment income	26,643,109	29,421,444

6.	INVESTMENTS

Fair value Master Trust Investment and Plan’s share by hierarchy level

	Master Trust Investment Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total	Plan’s Share
Nutrien common stock	64,436,901	—	—	64,436,901	12,036,025
Short-term funds	1,334,548	—	—	1,334,548	45,974

Investment assets at fair value	65,771,449	—	—	65,771,449	12,081,999

Investments measured at NAV – Common Collective Trust [1]				2,034,852,861	160,498,070
Investments measured at NAV – Stable Value Fund [1]				70,881,598	9,212,405

Total				2,171,505,908	181,792,474

	Master Trust Investment Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total	Plan’s Share
Nutrien common stock	83,350,365	—	—	83,350,365	25,597,467
Short-term funds	674,555	—	—	674,555	27,981

Investment assets at fair value	84,024,920	—	—	84,024,920	25,625,448

Investments measured at NAV – Common Collective Trust [1]				1,790,287,665	234,788,448
Investments measured at NAV – Stable Value Fund [1]				86,167,972	14,061,724

Total				1,960,480,557	274,475,620

1

In accordance with GAAP, investments measured at NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented are intended to permit reconciliation to the amount presented in the statements of net assets available for benefits. Investment measured at NAV–Common Collective Trust balance includes immaterial investments in registered investment companies.

Change in fair values levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the years ended December 31, 2024 and 2023, there were no significant transfers in or out of levels 1, 2, or 3.

The classification of investment earnings reported in the statement of changes in net assets available for benefits may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

7.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common trust funds managed by the Trustee, as well as common shares of Nutrien. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services to the Trustee were included as a reduction of the return earned on each fund. Included in the statement of changes in net assets available for benefits are fees paid by the Plan for loan, recordkeeping and administrative expenses.

At December 31, 2024, the Plan held approximately 268,961 shares of Nutrien common stock (2023 – 454,420) with a fair value of $12,036,025 (2023 – $25,597,467). During the year ended December 31, 2024, the Plan recorded dividend income of $908,030.

8.	RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, a common collective trust, short term funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. As of December 31, 2024, there was a significant concentration of participant-directed investments in two target retirement collective investment trust funds (22 percent).

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the financial statements as of December 31, 2024 and 2023 to the Form 5500:

	2024	2023
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	184,641,709	279,582,627
Adjustment to the Form 5500	(531,891)	(815,646)

Net assets per the Form 5500	184,109,818	278,766,981

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	(94,940,918)
Net change in adjustment to the Form 5500	283,755

Net loss and transfers per the Form 5500	(94,657,163)

10.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 23, 2025, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2024. No items requiring disclosure or recognition were noted, except that effective January 1, 2025, a Participant who is age 60 to age 63 as of the last day of a given Plan Year may make Catch-Up Contributions up to the revised limit applicable.

PCS 401(k) RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2024

Employer Identification Number: 562111626

Plan Number: 002

(US dollars)

				(e) Current
(a)	(b) Identity of Issuer	(c) Description of Investments	(d) Cost **	Value
	Shares of registered investment companies:
	State Street Global Advisors	State Street Target Retirement Income Non-Lending Series Fund Class P		5,443,595
	State Street Global Advisors	State Street Target Retirement 2020 Non-Lending Series Fund Class P		7,506,921
	State Street Global Advisors	State Street Target Retirement 2025 Non-Lending Series Fund Class P		18,493,403
	State Street Global Advisors	State Street Target Retirement 2030 Non-Lending Series Fund Class P		21,013,254
	State Street Global Advisors	State Street Target Retirement 2035 Non-Lending Series Fund Class P		14,481,345
	State Street Global Advisors	State Street Target Retirement 2040 Non-Lending Series Fund Class P		9,068,218
	State Street Global Advisors	State Street Target Retirement 2045 Non-Lending Series Fund Class P		13,537,059
	State Street Global Advisors	State Street Target Retirement 2050 Non-Lending Series Fund Class P		13,818,699
	State Street Global Advisors	State Street Target Retirement 2055 Non-Lending Series Fund Class P		6,694,654
	State Street Global Advisors	State Street Target Retirement 2060 Non-Lending Series Fund Class P		3,868,476
	State Street Global Advisors	State Street Target Retirement 2065 Non-Lending Series Fund Class P		317,108
	State Street Global Advisors	State Street Global Equity Index Non-Lending Series Fund Class C		1,586,098
	State Street Global Advisors	State Street Global Equity ex USA Index Non-Lending Series Fund Class C		1,762,681
	State Street Global Advisors	State Street Russel Small/Mid Cap Index Non-Lending Series Fund Class K		3,951,616
	State Street Global Advisors	State Street S&P 500 Index Non-Lending Series Fund Class K		25,720,053
	State Street Global Advisors	State Street U.S. Bond Index Non-Lending Series Fund Class M		2,003,469
	Global Trust Company	AQR U.S. Enhanced Equity Collective Investment Fund Class W		5,172,785
	Global Trust Company	Mawer International Equity Collective Investment Fund Class W		1,994,151
	Goldman Sachs	Goldman Sachs Stable Value Collective Trust Institutional Series Class 1		9,212,405
	PGIM Inc.	Prudential Core Plus Bond Fund Class 6		3,308,895
	DFA Investment Dimensions Group Inc.	DFA US Targeted Value Fund		755,590
*	Fidelity Management Trust Company	Fidelity Government Money Market Fund		42,971
*	Nutrien Ltd. common stock	Common stock, 268,961 shares		12,036,025
*	Nutrien Stock Purchase Account	Money market	3,003	3,003

	Investments subtotal			181,792,474
*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 3.0 percent to 9.5 percent, secured by the related participant’s vested account balance, maturing through 2042.		2,602,073

	Total assets held at end of year			184,394,547

*	Identified party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Nutrien US LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PCS 401(k) Retirement Plan
(Name of Plan)

Date: June 23, 2025

/s/ Roxane Schwaner
Name: Roxane Schwaner
Title: Senior Director, Global Benefits and Retirement

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Eide Bailly LLP